Exhibit 99.1

FOR IMMEDIATE RELEASE

For further information contact:

Lisa Jensen Vice President, Global Public Relations, Blizzard Entertainment 949.854.6200 dir 949.854.7900 fax ljensen@blizzard.com	Rob Hilburger PR Director, Blizzard Entertainment 949.242.8404 dir 949.854.7900 fax rhilburger@blizzard.com	Wu Wei PR Manager, NetEase 020-85106308 wuwei@corp.netease.com

OPEN BETA TESTING OF STARCRAFT ® II IN MAINLAND CHINA STARTS ON

MARCH 29, 2011

SHANGHAI, China — March 18, 2011 — Blizzard Entertainment, Inc. and NetEase.com, Inc. (NASDAQ: NTES) announced today that open beta testing for StarCraft® II in mainland China will begin on March 29, 2011. During the open beta test, players will be able to access the multiplayer modes of StarCraft II for free. Players interested in participating can now visit the official Battle.net® website (http://www.battlenet.com.cn), log in to an existing Battle.net account or create a new one, and download the game client in advance.

Following the end of the open beta test period, StarCraft II will be launched commercially in China, at which time players will be able to purchase game time in 30-day increments for a suggested retail price of RMB20, granting access to both multiplayer play and the epic single-player campaign. The commercial launch date for StarCraft II will be announced in the near future.

“We’re excited that players across mainland China will soon be able to experience the intense strategic gameplay and cinematic storytelling of StarCraft II,” said Mike Morhaime, CEO and cofounder of Blizzard Entertainment. “We’ve been continuing to balance and make improvements to the game since its global release last July, and we think Chinese players will agree that StarCraft II has been worth the wait.”

William Ding, chief executive officer of NetEase said, “The original StarCraft is considered to be one of the classic real-time strategy games, which are highly popular among Chinese players, and we believe that StarCraft II will bring even more exciting competitive action to the Chinese gaming community. We are currently focusing all of our efforts on the final phase of preparation for the launch of the open beta, and we look forward to welcoming Chinese players into the game and onto Battle.net soon.”

StarCraft II is the sequel to Blizzard Entertainment’s 1998 blockbuster hit StarCraft, which has been hailed by players and critics worldwide as one of the top real-time strategy games of all time. Sporting a vibrant 3D-graphics engine, StarCraft II once again centers on the clash between the protoss, terrans, and zerg, with each side deploying legions of veteran, upgraded, and new unit types. StarCraft II also features a powerful map editor that allows players to create and share custom maps. Unparalleled online play for StarCraft II is available through a new version of Battle.net, Blizzard Entertainment’s world-renowned gaming service. Battle.net has been redesigned from the ground up to be the premier online gaming destination for players of Blizzard games, with several enhancements and new features, such as voice communication, leagues and ladders, achievements, stat-tracking, and much more.

The solo campaign for StarCraft II picks up the saga where it left off in StarCraft: Brood War®. The story line chronicles the exploits of marshal-turned-rebel leader Jim Raynor and features both familiar faces and new heroes. Players will be able to tailor the experience, choosing their own mission path and selecting technology and research upgrades to suit their playing style throughout the 29-mission campaign. Several challenge-mode mini-games are included, with focused goals designed to ease players into the basics of multiplayer strategies.

StarCraft II was released simultaneously in North America, Europe, South Korea, Australia, New Zealand, Russia, Brazil, Chile, Argentina, Singapore, Indonesia, Malaysia, Thailand, the Philippines, and the regions of Taiwan, Hong Kong, and Macau on July 27, 2010. Following its release, StarCraft II sold more than 1.5 million copies in its first 48 hours of availability, making it the fastest-selling strategy game of all time. The game has gone on to sell more than 4.5 million copies worldwide.*

For more information on StarCraft II, please visit the official Chinese website at www.starcraft2.com.cn.

*Based on Blizzard Entertainment internal company records, public data, and/or reports from key distribution partners.

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About Blizzard Entertainment, Inc.

Best known for blockbuster hits including World of Warcraft® and the Warcraft®, StarCraft®, and Diablo® franchises, Blizzard Entertainment, Inc. (www.blizzard.com), a division of Activision Blizzard (NASDAQ: ATVI), is a premier developer and publisher of entertainment software renowned for creating some of the industry’s most critically acclaimed games. Blizzard Entertainment’s track record includes thirteen #1-selling games and multiple Game of the Year awards. The company’s online-gaming service, Battle.net®, is one of the largest in the world, with millions of active players.

About NetEase.com, Inc.

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China.  NetEase’s online communities and personalized premium services have established a large and stable user base for the NetEase websites which are operated by its affiliates.  In particular, NetEase provides online game services to Internet users through its in-house development or licensing of massively multi-player online role-playing games, including Fantasy Westward Journey, Westward Journey Online II and III, Tianxia II, Heroes of Tang Dynasty and Datang, as well as the licensed game, Blizzard Entertainment’s World of Warcraft and StarCraft II.

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves Blizzard Entertainment’s and NetEase’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Blizzard Entertainment and NetEase generally use words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming” and similar expressions to identify forward-looking statements. Factors that could cause Blizzard Entertainment’s and/or NetEase’s actual future results to differ materially from those expressed in the forward-looking statements set forth in this release include, but are not limited to, sales levels of Blizzard Entertainment’s titles, receptiveness of Chinese players to StarCraft II and the results of the planned open beta test, shifts in consumer spending trends, the impact of the current macroeconomic environment, the seasonal and cyclical nature of the interactive game market, the risk that Shanghai EaseNet will not be able to operate StarCraft II, World of Warcraft or other games licensed by it from Blizzard Entertainment for a period of time or permanently due to possible governmental actions, the risk that Shanghai EaseNet or NetEase will be subject to penalties or operating restrictions imposed by governmental authorities in the PRC resulting from the operations of their online games, including suspension of their Internet service or other penalties, the risk that changes in Chinese government regulation of the online game market may limit future growth of Blizzard’s or NetEase’s revenue in China or cause revenue to decline; industry competition and competition from other forms of entertainment, rapid changes in technology, industry standards and consumer preferences, including interest in specific genres such as real-time strategy, action—role-playing and massively multiplayer online games, protection of proprietary rights, litigation against Blizzard Entertainment and/or NetEase, maintenance of relationships with key personnel, customers, licensees, licensors, vendors and third-party developers, including the ability to attract, retain and develop key personnel and developers who can create high quality “hit” titles, counterparty risks relating to customers, licensees, licensors and manufacturers, domestic and international economic, financial and political conditions and policies, foreign exchange rates and tax rates, and the identification of suitable future acquisition opportunities, and the other factors identified in the risk factors section of Activision Blizzard’s most recent annual report on Form 10-K and any subsequent quarterly reports on Form 10-Q and of NetEase’s most recent annual report on Form 20-F and other filings and submissions with the U.S. Securities and Exchange Commission. The forward-looking statements in this release are based upon information available to Blizzard Entertainment, Activision Blizzard and NetEase, as the case may be, as of the date of this release, and none of such parties assumes any obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Blizzard Entertainment, Activision Blizzard or NetEase and are subject to risks, uncertainties and other factors, some of which are beyond their respective control and may cause actual results to differ materially from current expectations.